Exhibit 99.1

Pinduoduo Subscribes to US$200 million in GOME Convertible Bonds in Strategic Partnership

•                  CBs are convertible at HK$1.215 per share, or approx. 5.6% of GOME shareholding

•                  PDD will bring GOME’s entire product range onto the e-commerce platform and help with its digitization strategy

Shanghai, China, April 19, 2020 (GLOBE NEWSWIRE) — Pinduoduo Inc. (“PDD”, or the “Company) (NASDAQ: PDD),  an innovative and fast growing technology platform and one of the leading Chinese e-commerce players, today announced it will subscribe to US$200 million in convertible bonds (“CBs”) issued by household appliance and electronics retailer GOME Retail Holdings Limited (“GOME”) (HKEX stock code: 493.HK) as part of a strategic partnership to bring more value-for-money merchandise to the Company’s 585.2 million users.

The CBs will have a coupon rate of 5% per annum and a tenure of three years, with an option to extend by two years at the election of PDD, according to a statement by GOME. The CBs are convertible at HK$1.215 per share, which works out to approximately 1.28 billion GOME shares or approximately 5.6% on a fully diluted basis.

“This strategic partnership is a win-win-win,” said Mr. David Liu, Vice President of Strategy at PDD. “Consumers win because they get a wider range of top domestic and international brands at competitive prices, GOME wins because they can broaden their access to our 585.2 million users, and PDD wins because we enhance our foothold in household appliances and electronics.”

The tie-up marks the first strategic investment by PDD and comes after its US$1.1 billion share placement to long-term investors in March, when the Company said it will use the proceeds to enhance user experience. The partnership also strengthens the e-commerce platform’s position in household appliances and electronics while accelerating its push into consumer-led manufacturing.

As part of the partnership, PDD will help bring the entire GOME product range, including top domestic and international brands such as Siemens, Sony, Haier, Gree and Midea, onto the PDD platform at competitive prices.

PDD will also help GOME’s digitization strategy, extending PDD’s technological capability to help the retailer upgrade its supply chain and tailor its product range to consumer needs and preferences. GOME will integrate its logistics, delivery and assembly services with the PDD platform to enhance user satisfaction.

With GOME’s extensive network of stores across China, PDD users will be able to enjoy an extension of their user experience to try and experience the products before placing their orders.

The deal also furthers PDD’s push into the consumer-to-manufacturer (C2M) realm by working with GOME to source for products that are tailored to customers’ needs.

PDD has been a pioneer and champion of the C2M model, where consumer demand and preferences are aggregated through e-commerce to help manufacturers customize their product design prior to the manufacturing stage to suit different demographics and customer segments.

Founded in 2015, the Shanghai-based company has seen rapid growth as it builds on its strength in all product categories, including household appliances and electronics.

PDD exceeded RMB 1 trillion (US$144.6 billion) in GMV for the 12-month period ended December 31, 2019. The company saw a 40% increase in active buyers in the same period to 585.2 million, while annual spending per active buyer jumped 53%.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing technology platform that provides buyers with value-for-money merchandise and a fun and interactive shopping experience. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks effectively.

For more information, please visit http://investor.pinduoduo.com/

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Pinduoduo Inc.

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